SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2010
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272) (translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: September 14, 2010		Signed: May H. Leong
	By:	Name:	May H. Leong
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: September 14, 2010		Signed: May H. Leong
	By:	Name:	May H. Leong
		Title:	Assistant Corporate Secretary

Canadian Pacific signals employees ratify a three-year agreement.
Release Immediate September 14, 2010
Calgary — Canadian Pacific (TSX/NYSE: CP) has been notified by the Canadian Signals and Communications System Council No. 11 of the I.B.E.W (IBEW) that the Memorandum of Settlement reached in July 2010 by Canadian Pacific and the IBEW has now been ratified by the membership.
The renewed collective agreement, which covers Canadian Pacific’s 400 employees who maintain railway signal systems, provides a six per cent wage increase over three years, extending to the end of 2012. This is consistent with the pattern of all other Canadian labour agreements for this period.

Contacts:
CP	IBEW
Mark Seland	Brian Strong
(403) 540-7178	Senior General Chairman
mark_seland@cpr.ca	306-421-3007